Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, NEW ZEALAND, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, NEW ZEALAND, JAPAN AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU.

25 February 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Result of the General Meeting and Board changes

-        Over-subscribed Open Offer to raise £0.75 million

-        £13.4 million raised in aggregate through the Placing, Subscription and Open Offer

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, today announces that at the General Meeting held earlier today in connection with the Company’s Placing, Subscription and Open Offer at a price of 3.85 pence per Unit (each Unit comprising one New Ordinary Share and one Warrant), details of which were announced on 29 January 2019 and 4 February 2019, all resolutions put to shareholders were duly passed.

The Company is also pleased to announce that the Open Offer was oversubscribed having received valid acceptances in respect of 20,870,414 Open Offer Units from Qualifying Shareholders, including applications under the Excess Application Facility. This represents approximately 107% of the 19,456,554 Open Offer Units offered.

Following scale-back, 100% of the 19,456,554 Open Offer Units offered will be issued. As detailed in the Open Offer circular, all Shareholders with valid applications will receive their full allocation of Ordinary Shares in respect of their Basic Entitlement. Excess Shares will be allocated to Shareholders with valid applications under the Excess Application Facility in such manner as the Board may determine in their absolute discretion.

As a consequence and following the passing of the resolutions at the General Meeting, and conditional on Admission, the Company has raised £13.4 million, before expenses, in aggregate through the Placing, Subscription and Open Offer.

Application has been made for 348,215,478 New Ordinary Shares in aggregate to be admitted to trading on AIM (comprising 120,966,718 Placing Shares, 207,792,206 Subscription shares and 19,456,554 Open Offer Shares) (“Admission”). It is expected that Admission will take place at 8.00 a.m. on 26 February 2019. The New Ordinary Shares will rank pari passu with the existing Ordinary Shares. No application has been made for admission of the Warrants to trading on AIM.

Following Admission, the Company's issued share capital will consist of 409,399,613 Ordinary Shares. There are no Ordinary Shares held in treasury. Therefore, in accordance with the FCA's Disclosure and Transparency Rule 5.6.1, the Company confirms that as at 26 February 2019, the total number of voting rights in the Company will be 409,399,613. Following Admission, this figure may be used by shareholders as the denominator for the calculations by which they determine whether they are required to notify their interest in, or a change to their interest in, Midatech under the Disclosure Guidance and Transparency Rules.

The total number of Warrants to be granted upon Admission pursuant to the Placing, Subscription and Open Offer is 313,846,4401.

Upon Admission, pursuant to the Subscription, CMS Venture and A&B will hold in aggregate 207,792,206 Ordinary Shares representing 50.76 per cent. of the Enlarged Share Capital. They will also hold in aggregate 207,792,206 Warrants1.

Board Changes

Further to the Company’s announcement on 4 February 2019 and its commitment to continue cost reduction across the business, with effect from Admission, John Johnston, Michele Luzi and Pavlo Protopapa, each a Non-executive Director of the Company, will step down from the Board. In addition and subject to Admission, Dr. Huaizheng Peng, (a director of CMS Venture and the Chief Executive Officer of A&B) will join the Board of Midatech in connection with the Subscription. Further details in respect of Dr. Peng were included in the Company’s announcement on 29 January 2019.

PDMR Dealings

Certain Directors have subscribed for Open Offer Units (each unit comprising one New Ordinary Share and one Warrant), at the Issue Price. As at 22 February 2019 (being the latest practicable business date prior to the publication of this announcement) and, subject to and immediately following Admission, the interests of each such Director in the issued share capital of the Company is as follows:

Name	Number of Ordinary Shares held prior to Admission	Percentage of existing Ordinary Shares	Number of Open Offer Units subscribed for	Number of Ordinary Shares held following Admission	Percentage of Ordinary Shares following Admission
Rolf Stahel	599,942	0.98%	477,122	1,077,064	0.37%
Craig Cook	6,000	0.01%	118,682	124,682	0.04%
Nick Robbins- Cherry	500	0.00%	0	500	0.00%
Simon Turton	269,413	0.44%	837,094	1,106,507	0.38%
Sijmen de Vries	38,802	0.06%	426,897	435,699	0.15%

MTD201 Manufacturing and loan update

As previously announced, the manufacturing scale up costs for MTD201 are expected to be approximately €14.8 million in aggregate. The Company completed its submission for a loan to the Spanish Government (under the Spanish Ministry of Industry Reindustrialisation programme) to cover up to 75% of the qualifying manufacturing scale-up cost and it remains that the loan application outcome is expected to be known around the end of H1 2019. In addition to this, as announced on 10 January 2019, the Company has received approval for funding of €1.5 million for the Company’s manufacturing facility in Bilbao Spain. The Company confirms that it received written confirmation from the Basque regional government on 7 January 2019 and that the loan finance is available upon submission of invoices by the Company for validly incurred scale-up costs. Amounts drawn under the facility will be repayable from February 2022 at a rate of € 0.3 million per annum. There is no interest on the facility.

The capitalised terms used in this announcement have the meaning as defined in the Circular published by the Company and dated 5 February 2019 unless otherwise stated.

1 As noted in the Circular, Woodford Investment Management Limited (acting as agent for and on behalf of an investment fund client) (“Woodford”) is entitled to be issued with 65,740,585 Warrants, however it has agreed with the Company, that the Company shall only grant and issue to Woodford 31,371,547 Warrants.

For further information, please contact:

Midatech Pharma PLC

Craig Cook, Chief Executive Officer	01235 888300

Panmure Gordon (UK) Limited (NOMAD)

Freddy Crossley, Emma Earl (Corporate Finance)	020 7886 2500

James Stearns (Corporate Broking)

Stifel Nicolaus Europe Limited (Joint Bookrunner)

Jonathan Senior, Ben Maddison	0207 710 7600

Consilium Strategic Communications

Mary-Jane Elliott / Nicholas Brown / Angela Gray	0203 709 5700

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo-therapeutics or new immuno-therapeutics, using its three-proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading-edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells.

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours.

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rolf Stahel
2	Reason for the notification
a)	Position/status	Non-Executive Chairman and PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Midatech Pharma plc
b)	LEI	549300GKR2G40H3QFY57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 0.005 pence each
b)	Identification Code	GB00BRTL9B63
c)	Nature of the transaction	Purchase of Ordinary Shares and grant of warrants over Ordinary Shares
d)	Price(s) and volume(s)	477,122 Ordinary Shares at 3.85 pence per Ordinary Share Warrants over 477,122 Ordinary Shares at an exercise price of 50 pence per Ordinary Shares
e)	Aggregated information - Aggregated volume - Price	n/a Single transaction
f)	Date of the transaction	25 February 2019
g)	Place of the transaction	London Stock Exchange, AIM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Craig Cook
2	Reason for the notification
a)	Position/status	Chief Executive Officer and PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Midatech Pharma plc
b)	LEI	549300GKR2G40H3QFY57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 0.005 pence each
b)	Identification Code	GB00BRTL9B63
c)	Nature of the transaction	Purchase of Ordinary Shares and grant of warrants over Ordinary Shares
d)	Price(s) and volume(s)	118,682 Ordinary Shares at 3.85 pence per Ordinary Share Warrants over 118,682 Ordinary Shares at an exercise price of 50 pence per Ordinary Shares
e)	Aggregated information - Aggregated volume - Price	n/a Single transaction
f)	Date of the transaction	25 February 2019
g)	Place of the transaction	London Stock Exchange, AIM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Simon Turton
2	Reason for the notification
a)	Position/status	Non-Executive Director and PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Midatech Pharma plc
b)	LEI	549300GKR2G40H3QFY57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 0.005 pence each
b)	Identification Code	GB00BRTL9B63
c)	Nature of the transaction	Purchase of Ordinary Shares and grant of warrants over Ordinary Shares
d)	Price(s) and volume(s)	837,094 Ordinary Shares at 3.85 pence per Ordinary Share Warrants over 837,094 Ordinary Shares at an exercise price of 50 pence per Ordinary Shares
e)	Aggregated information - Aggregated volume - Price	n/a Single transaction
f)	Date of the transaction	25 February 2019
g)	Place of the transaction	London Stock Exchange, AIM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sijmen de Vries
2	Reason for the notification
a)	Position/status	Non-Executive Director and PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Midatech Pharma plc
b)	LEI	549300GKR2G40H3QFY57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 0.005 pence each
b)	Identification Code	GB00BRTL9B63
c)	Nature of the transaction	Purchase of Ordinary Shares and grant of warrants over Ordinary Shares
d)	Price(s) and volume(s)	426,897 Ordinary Shares at 3.85 pence per Ordinary Share Warrants over 426,897 Ordinary Shares at an exercise price of 50 pence per Ordinary Shares
e)	Aggregated information - Aggregated volume - Price	n/a Single transaction
f)	Date of the transaction	25 February 2019
g)	Place of the transaction	London Stock Exchange, AIM